Filed by ACE Convergence Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ACE Convergence Acquisition Corp.

Registration No.: 333-252928

Robert Blake, Chief Executive Officer, Achronix Semiconductor Corporation
IPO Edge Interview

As the only independent, high-end FPGA semiconductor company that offers both high-end standalone FPGAs along with eFPGA IP technology, Achronix is uniquely positioned to address the needs of high-performance applications that require programmable hardware accelerators, including those used in AI/ML, cloud computing, 5G, networking and automotive driver assistance. Achronix’s semiconductor portfolio targets the nearly $10 billion data acceleration market, which is expected to have double-digit CAGR through 2025.

To accelerate growth and seize the tremendous opportunity ahead, Achronix recently signed a merger agreement with ACE Convergence Acquisition Corp. (Nasdaq: ACEV), a special purpose acquisition company (“ACE Convergence”), as a route toward becoming a public company with capital market access. The business combination is expected to close in Q2 of 2021.

IPO Edge interviewed Achronix CEO, Robert Blake, to discuss what the merger with ACE Convergence means for the business, and what opportunities lie ahead for the company. Robert has worked in the semiconductor industry for over 25 years and has been the CEO of Achronix since 2011.

IPO Edge: Why did Achronix decide to go public via a SPAC as opposed to an IPO, and why now?

We evaluated many opportunities to support our growth and bring value to our investors. This approach to entering the public markets made the most sense strategically for Achronix as we continue on our aggressive timeline of driving revenue growth.

Our business combination with ACE Convergence positions Achronix to capitalize on non-cancellable backlog in excess of $160 million and over $1.1 billion in identified pipeline opportunities driven by our Speedster7t FPGAs and Speedcore eFPGA IP products.

This deal accelerates our company’s growth, giving us approximately $2.1 billion estimated post-transaction equity value on current assumptions with up to $330 million in gross cash proceeds to the company. We are proud to have raised an oversubscribed $150 million fully committed common stock PIPE, anchored by ACE Equity Partners LLC, with funds and accounts managed by BlackRock and Hedosophia, and with participation from other institutional investors.

IPO Edge: Why did you choose to partner with ACE Convergence?

ACE Convergence is comprised of a team of sector specialists with a proven track record of scaling complex technology organizations and making transformative value creation decisions. The team of operators has over 160 years of combined experience in the semiconductor and software industry, and brings deep and extensive domain expertise in the data acceleration space for AI and machine learning applications.

We felt that ACE Convergence was a great cultural fit for us, and the right strategic partner to enable us access to the public markets to fuel the future of our business.

IPO Edge: How do you plan to utilize the funds from the agreement?

Achronix intends to leverage the additional capital raised to accelerate development of our 7nm Speedster7t FPGA family, and begin working on our next generation family of products. The Speedster7t products can be applied to a broad range of applications including AI/ML, high-speed networking, data centers and compute acceleration.

We plan to further invest in our Speedcore eFPGA IP and improve our design tools to make it easier to develop next generation high-performance, data-acceleration solutions. Proceeds from the merger will help accelerate deployment of the company’s data acceleration solutions and positions Achronix to fast track additional strategic growth initiatives. We will also be growing our sales channel and technical support organization on a global basis to support a growing list of new customers.

IPO Edge: Why should investors consider investing in Achronix?

Achronix represents a high-growth investment opportunity, with a differentiated financial profile (high growth and software-like margins), and has scarcity value as the only independent high-performance FPGA play. Achronix is uniquely positioned to address the needs of high-performance applications that require programmable hardware accelerators. Demand for FPGA-based data accelerators is driven by the rapid expansion of high-growth markets, including AI/ML, cloud, 5G, and automotive driver assistance. Achronix’s semiconductor portfolio targets the nearly $10 billion data acceleration market, which is expected to have double-digit CAGR through 2025.

Achronix’s data acceleration solutions provide optimal performance per watt compared to CPU- and GPU-based solutions with the additional benefits of hardware flexibility to support changing acceleration workloads. As compute performance requirements are now doubling in as little as three to four months, the need for dedicated FPGA-based hardware accelerators is growing rapidly. Customer validation of Achronix’s products is substantiated by nearly $240 million in orders received in 2020. Achronix’s new Speedster7t FPGAs and Speedcore eFPGA IP products, built on leading-edge TSMC process technology, have contributed to a design pipeline value in excess of $1.1 billion and are expected to drive Achronix’s future growth.

IPO Edge: What are some of Achronix’s differentiators over other semiconductor companies?

Achronix is currently the only independent supplier of high-performance FPGAs and eFPGA IP-based data acceleration solutions used in high-growth applications including AI/ML, cloud computing, 5G, networking, and automotive driver assistance. We are unique in the marketplace as we are the only company that licenses data acceleration eFPGA IP to other companies. The company has a highly differentiated financial profile with 2020 reporting revenue of $104.9 million and GAAP net income of $30.4 million and adjusted EBIT (non-GAAP) of $37.4 million.

Achronix’s engineers and management has deep domain expertise and industry experience with FPGAs and hardware accelerators. Achronix is now in the acceleration phase with the introduction of the new Speedster7t FPGAs and the ramp-up of the Speedcore eFPGA business.

Achronix is truly a disruptive semiconductor company with highly differentiated data acceleration FPGA products complemented with a highly innovative embedded FPGA IP business model.

***

Important Information for Investors and Stockholders

In connection with the proposed transaction, ACE Convergence has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary proxy statement to be distributed to holders of ACE Convergence’s common stock in connection with ACE Convergence’s solicitation of proxies for the vote by ACE Convergence’s stockholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Achronix Semiconductor Corporation’s stockholders in connection with the proposed transaction. After the Registration Statement has been declared effective, ACE Convergence will mail a definitive proxy statement, when available, to its stockholders. Investors and security holders and other interested parties are urged to read the proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about ACE Convergence, Achronix and the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and definitive proxy statement/prospectus (when available) and other documents filed with the SEC by ACE Convergence through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: ACE Convergence Corporation, 1013 Centre Road, Suite 403S Wilmington, DE 19805. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

ACE Convergence and its directors and officers may be deemed participants in the solicitation of proxies of ACE Convergence’s stockholders in connection with the proposed business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of ACE Convergence’s executive officers and directors in the solicitation by reading the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of ACE Convergence’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, is set forth in the Registration Statement.